Contact

www.linkedin.com/in/albert-y-88b13857 (LinkedIn)

Top Skills

Supply Chain Management
Logistics Management
Sales

Languages

english
mandarin (Full Professional)

Albert Y.

Partner At Slabmags (Sales, Marketing, GTM, R&D, Partnerships, Business Development)

Dallas-Fort Worth Metroplex

Summary

At Slabmags, we're dedicated to providing premium protection and versatility for your valuable trading card collections. Our cutting-edge protective cases are designed to safeguard a wide range of trading cards, including slabs, non-graded cards, and even wax packs.

Why choose Slabmags?
Total Versatility: Protect your slabs, non-graded cards, and wax packs with our Slabmags.
Uncompromising Quality: Crafted to the highest standards for card collectors.
UV Protection: Keep autographs and cards safe from harmful UV rays.
Sleek and Functional Design: Showcase your collection with style.

Whether you collect graded slabs, vintage classics, or modern favorites, Slabmags has you covered.

Experience

slabmags

Co-Founder

March 2021 - Present (2 years 10 months)

Ontario, California, United States

At Slabmags, we're dedicated to providing premium protection and versatility for your valuable trading card collections. Our cutting-edge protective cases are designed to safeguard a wide range of trading cards, including slabs, non-graded cards, and even wax packs.

Why choose Slabmags?
Total Versatility: Protect your slabs, non-graded cards, and wax packs with our Slabmags.
Uncompromising Quality: Crafted to the highest standards for card collectors.
UV Protection: Keep autographs and cards safe from harmful UV rays.

Sleek and Functional Design: Showcase your collection with style.

Whether you collect graded slabs, vintage classics, or modern favorites, Slabmags has you covered.

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Education

University of California, Los Angeles

Bachelor's degree · (September 2002 - June 2006)